SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1

MINUTES OF THE 211th EXTRAORDINARY SHAREHOLDERS' MEETING

1.       DATE, TIME AND PLACE: Held on second call on October 30, 2024, at 2:30 pm, remotely, being thus considered held, pursuant to Paragraph 3 of Article 5 of CVM Resolution 81, of March 29, 2022, as amended, at the Company’s headquarters, located at Rua José Izidoro Biazetto nº 158, Bloco A, Orleans, CEP 81200-240, in the City of Curitiba, State of Paraná.

2.       CALL NOTICE: The second call notice was published in accordance with Article 124 of Federal Law 6,404, of December 15, 1976, (“Brazilian Corporate Law”), in the “Valor Econômico” newspaper, on the 18th, and 21st 22nd days of October 2024, on pages C5 (18th), C5 (21st) and B5 (22nd), with simultaneous disclosure of the documents on the website of said newspaper, pursuant to Article 289, item I, of Brazilian Corporate Law.

3.       MEETING QUORUM: Shareholders of 641,339,757 registered, book-entry common shares with no par value issued by the Company, excluding treasury shares, representing approximately 59.90% of the Company’s share capital with voting rights, according to logins on the electronic platform and the synthetic voting map consolidating votes cast remotely, made available by the Company on October 29, 2024, prepared in accordance with the remote voting forms received through B3’s Central Depository, by Itaú Corretora de Valores S.A., as the bookkeeping agent for the Company, and directly by the Company, pursuant to CVM Resolution 81. Pursuant to applicable regulations, shareholders are considered present if they attend meetings and cast their votes through remote attendance systems and those who cast their votes by making use of remote voting forms as a means to exercise their right to vote.

4.       ATTENDANCE: Marcel Martins Malczewski, Chair of the Company’s Board of Directors; representative of management Vicente Loiácono Neto (Chief Legal and Compliance Officer and Deputy Governance, Risk and Compliance Officer); and Demetrius Nichele, Chair of the Fiscal Council.

5.       PRESIDING: Marcel Martins Malczewski, Chair of the Board of Directors, presided over the meeting, pursuant to Article 12 of the Bylaws, with Victória Baraldi Mendes Batista, acting as a secretary and the person in charge of signing the copy of the minutes that will be forwarded to the Registry of Commerce.

6.       AGENDA: To examine, discuss and vote on the following agenda:

6.1.	Proposal to reform and consolidate the Company’s Bylaws.

7.       RESOLUTIONS: The meeting was called to order, and after examining and discussing the matter on the agenda, the attending shareholders resolved to:

7.1.       Approve, as per votes cast in the voting map in Exhibit I, the proposal to reform and consolidate the Company’s Bylaws, which will come into effect immediately, according to the consolidated wording included in Exhibit II.

8.             DOCUMENTS: Documents, proposals, or declarations were not presented, and votes, contrary opinions, or dissenting votes were not cast at the meeting.

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1

9.             CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chair adjourned the meeting for the drawing up of the minutes, in summary form, containing only the transcript of the resolutions passed and disclosed with the omission of the signatures of the attending shareholders, pursuant to Paragraphs 1 and 2 of Article 130 of Brazilian Corporate Law, which were read, approved and signed by all those present. Shareholder attendance was recorded in these minutes and the Shareholders’ Attendance Book through the signature of the Secretary, pursuant to applicable regulations.

MARCEL MARTINS MALCZEWSKI	VICENTE LOIÁCONO NETO
Chair of the Shareholders’ Meeting and	Chief Legal and Compliance Officer and
Chair of the Board of Directors	Deputy Governance, Risk and Compliance Officer

VICTÓRIA BARALDI MENDES BATISTA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 31, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.